Exhibit 99.1

Jianpu Announces Plan to Implement ADS Ratio Change

BEIJING, October 21, 2020 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ADS Ratio of two (2) ADSs to five (5) Class A ordinary shares to a new ADS Ratio of one (1) ADS to twenty (20) Class A ordinary shares. The Company will file a post-effective amendment to the ADS Registration Statement on Form F-6 with the U.S. Securities and Exchange Commission (“SEC”) to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about October 30, 2020, subject to the SEC having declared the post-effective amendment to the ADS Registration Statement on Form F-6 to be effective on or before that date.

For Jianpu’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-eight reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every eight (8) existing ADSs then held for one (1) new ADS. Deutsche Bank Trust Company Americas, as the depositary bank for Jianpu’s ADS program, will arrange for the exchange of the current ADSs for the new ones. Jianpu’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “JT”.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on JT’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than eight times the ADS trading price before the change. As previously announced on May 11, 2020, the Company received a letter of non-compliance from the New York Stock Exchange dated April 13, 2020, regarding its ADS trading price. The Company believes that the change in the ADS Ratio will help the Company to regain and maintain compliance with the continued listing requirements of the New York Stock Exchange. However, the Company can give no assurance that this goal will be achieved.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068
E-mail: IR@rong360.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: jianpu@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: jianpu@tpg-ir.com